

February 8, 2013

<u>Via E-mail</u>
Mr. Adam Jigang Sun
Chief Financial Officer
Concord Medical Services Holding
18/F, Tower A, Global Trade Center
36 North Third Ring Road East, Dongcheng District
Beijing 100013
People's Republic of China

    Re: Concord Medical Services Holding
                Form 20-F for the Fiscal Year Ended December 31, 2011
                Filed April 25, 2012
                File No. 001-34563

Dear Mr. Sun:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                Gus Rodriguez

                                Gus Rodriguez
                                Accounting Branch Chief